Exhibit 99.35

News Release

THERATECHNOLOGIES ANNOUNCES FINANCIAL RESULTS

FOR FISCAL YEAR 2018

Montreal, Canada – February 21, 2019 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the year ended November 30, 2018.

Fiscal Year 2018 Financial Highlights

•	Record revenue with net sales of $58,553,000, up 36.6% from previous year

•	EGRIFTA® sales reach $46,941,000, up 10% from previous year

•	Trogarzo® sales reach $11,611,000

•	Adjusted EBITDA of 2,259,000[1] in 2018

•	Strong cash position of $71,637,000

“We have every reason to rejoice at what was accomplished during our last fiscal year. The launch of Trogarzo® is proving to be the game changer we thought it would become once launched in the United States while EGRIFTA® continues to deliver growth and leverage. We will continue to build and develop our two assets in the United States while we keep on preparing for the potential launch of Trogarzo® in Europe and the launch of the new formulation of EGRIFTA® in the United States,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

Fiscal Year 2018 Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and audited consolidated financial statements for the twelve-month period ended November 30, 2018, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A and the audited consolidated financial statements can be found at www.sedar.com and www.theratech.com. Unless specified otherwise, all amounts in this press release are in Canadian dollars and all capitalized terms have the meaning ascribed thereto in our MD&A. As used herein, EGRIFTA® refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. Trogarzo® refers to ibalizumab for the treatment of multidrug resistant HIV-1 patients

For the year ended November 30, 2018

Consolidated revenue for the year ended November 30, 2018 was $58,553,000 compared to $42,864,000 for the same period ended November 30, 2017, an increase of 36.6%. Revenue growth reflects the added contribution of Trogarzo® as well as the continued progression of EGRIFTA® sales.

[1]	See “Non-IFRS Financial Measures” below

Annual net sales of EGRIFTA® were our strongest ever. For the year ended November 30, 2018, sales of EGRIFTA® were $46,941,000 or US$36,329,000 compared to $42,861,000 or US$33,020,000 for the same period last year, representing an increase of 10% in US.

Sales of Trogarzo® reached $11,611,000 or US$8,887,000 as at November 30, 2018. Approved in the United States on March 6, 2018, Trogarzo® has been commercially available since April 30, 2018. Trogarzo® is increasingly contributing to revenue growth and financial results.

For the year ended November 30, 2018, cost of sales was $17,225,000 compared to $10,273,000 in the comparable period of Fiscal 2017. Cost of sales includes the cost of goods sold which amounted to $12,188,000 in Fiscal 2018 compared to $4,991,000 in Fiscal 2017. The increase in cost of goods sold is mainly due to the introduction of Trogarzo® and higher sales of EGRIFTA®.

In Fiscal 2017, the cost of sales also included other production-related costs of $1,296,000, which was principally due to the write-down of inventories as a result of losses incurred during conversion of raw materials to finished goods and losses associated with expired goods.

Prior to the third quarter of 2018, cost of sales included royalties due under the terms of an agreement terminating our collaboration and licensing agreement with EMD Serono, or EMD Serono Termination Agreement. Following the closing of a note offering, we used a portion of the net proceeds to make a full and final payment of US$23,850,000 to EMD Serono which enabled Theratechnologies to realize savings from a reduction of future payment obligations including royalty payments.

The payment in connection with the settlement of the future royalty obligation has been accounted as “Other asset” on the consolidated statement of the financial position. Consequently, during Fiscal 2018, an amortization of $3,196,000 has been recorded in relation to this transaction.

R&D expenses amounted to $10,324,000 for Fiscal 2018 compared to $11,856,000 in Fiscal 2017.

Several factors contributed to the lowering of R&D expenses in Fiscal 2018, including lower costs associated with two Phase 4 clinical trials. On May 1, 2018, Theratechnologies announced that it had been released from its last post-approval commitments by the FDA.

R&D expenses include costs associated with the regulatory submission of Trogarzo® in Europe, the filing of the F4 formulation of EGRIFTA® in the United States and the medical science liaison and field medical education teams in the US.

Selling and market development expenses for the year ended November 30, 2018 amounted to $27,990,000 compared to $26,017,000 for the same period last year.

Activities for the launch and marketing of Trogarzo® in the United States are mostly responsible for the increase in selling and market development costs.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. We recorded an expense of $2,285,000 in Fiscal 2018 compared to $1,968,000 for Fiscal 2017.

General and administrative expenses for the year ended November 30, 2018 amounted to $7,549,000 compared to $5,816,000 for the same period in Fiscal 2017. The increase is mainly due to the growth and development of the Company and to professional fees associated with business development initiatives, our preparatory work in Europe and other projects.

Finance income, consisting of interest income, for the year ended November 30, 2018 amounted to $791,000 compared to $338,000 in Fiscal 2017. Higher finance income is related to the interest on our higher liquidity position following the closing of the Offering.

Finance costs for the year ended November 30, 2018 came to $3,931,000 compared to $7,690,000 for the same period last year. In 2018, finance costs include the interest on the Notes representing $1,945,000 and a loss of $375,000 on the repayment of the long-term obligation.

Finance costs no longer include losses related to the change in the fair value of warrant liability ($6,654,000 in Fiscal 2017) as the last outstanding warrants were exercised in the third quarter of 2017.

Accretion expense in Fiscal 2018 was $1,347,000 compared to $1,371,000 in Fiscal 2017. Accretion expense is mainly associated with the Notes issued in June 2018. Previously, accretion expense related to the long-term obligation with EMD Serono, which was settled in the third quarter of Fiscal 2018.

Adjusted EBITDA for Fiscal 2018 was $2,259,000 compared to $(6,947,000) in Fiscal 2017, reflecting increased sales and margins, including the growing contribution of Trogarzo® while maintaining expenses relatively stable. See “Non-IFRS Financial Measures” below.

Taking into account the revenue and expense variations described above, we recorded a net loss of $6,013,000 or $0.08 per share in Fiscal 2018 compared to a net loss of $18,450,000 or $0.25 in Fiscal 2017.

For Fiscal 2018, cash flow used in operating activities was $444,000 compared to cash flow generated of $2,455,000 in Fiscal 2017.

In Fiscal 2018, changes in operating assets and liabilities negatively affected cash flow by $84,000 compared to a positive impact on cash flow of $10,989,000 in Fiscal 2017. The most significant changes in 2018 were an increase in trade and other receivables of $4,523,000, an increase of inventory of $5,180,000 offset by an increase of accounts payable and accrued liabilities of $10,125,000. Those changes are directly related to the increase in our commercial activities.

As at November 30, 2018, cash, bonds and money market funds amounted to $71,637,000.

Fourth Quarter 2018 Financial Results

Consolidated revenue for the three months ended November 30, 2018 amounted to $18,295,000 compared to $12,596,000 for the same period last year, representing an increase of 45%.

For the fourth quarter of Fiscal 2018, sales of EGRIFTA® reached $12,734,000 or US$9,732,000 compared to $12,595,000 or US$10,033,000 in the fourth quarter of the prior year. In Q4 2018, EGRIFTA® unit sales were negatively impacted by inventory adjustments at the distributor level. This was offset by a higher selling price, the reversal of an accrued liability and a favourable variation in the exchange rate.

In the fourth quarter of 2018, Trogarzo® sales amounted to $5,561,000 or US$4,250,000, representing an increase of 14.3% from the previous quarter of 2018.

For the three-month period ended November 30, 2018, cost of sales was $6,216,000 compared to $3,523,000 in the comparable period of Fiscal 2017. Cost of goods sold was $4,599,000 compared to $1,393,000 for the same period last year. The increase in cost of goods sold is mainly due to the introduction of Trogarzo®. For the same quarter of Fiscal 2017, cost of sales included production-related costs of $1,024,000 which were mainly due to inventory write-downs. Other components of cost of sales include amortization of $1,597,000 in 2018 and royalty payments to EMD Serono Inc. of $1,106,000 in 2017.

R&D expenses in the three-month period ended November 30, 2018 amounted to $2,700,000 compared to $3,094,000 in the comparable period of Fiscal 2017. As previously explained, this decrease is largely due to the FDA decision to release Theratechnologies from its last post-approval commitments relating to EGRIFTA®.

Selling and market development expenses in the three-month period ended November 30, 2018 amounted to $6,848,000 compared to $7,985,000 in the comparable period of Fiscal 2017.

The reduction in selling and marketing expenses from quarter to quarter is mainly due the upfront investments made in 2017 to prepare the launch of Trogarzo®.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. We recorded an expense of $638,000 for the fourth quarter of Fiscal 2018 compared to $474,000 for the same quarter last year.

General and administrative expenses in fourth quarter of Fiscal 2018 amounted to $2,449,000 compared to $1,591,000 reported in the same period of Fiscal 2017. The increase is mainly associated with business growth and various business development initiatives related to our preparatory work in Europe and other projects.

Finance income, consisting of interest income, for the three-month period ended November 30, 2018 was $362,000 compared to $94,000 in the comparable quarter of Fiscal 2017. Higher finance income is related to the interest on our higher liquidity position following the closing of the Offering.

Finance costs for the fourth quarter of Fiscal 2018 were $1,737,000 compared to $713,000 for the same quarter of Fiscal 2017. As previously stated, finance costs include the interest on the Notes and a loss on the repayment of the long-term obligation.

Finance costs also include accretion expense, which was $471,000 for the fourth quarter of 2018 compared to $281,000 for the same period last year. In the fourth quarter of 2018, the accretion expense was mainly associated with the Notes issued in June 2018. Previously, accretion expense related to the long-term obligation with EMD Serono, which was settled during the third quarter.

Adjusted EBITDA for the fourth quarter of 2018 was $2,599,000 compared to $(1,887,000) in same period of Fiscal 2017. See “Non-IFRS Financial Measures” below.

Taking into account the revenue and expense variations described above, we recorded a net loss of $1,293,000 or $0.02 loss per share in the fourth quarter of Fiscal 2018 in comparison to a net loss of $4,216,000 or $0.06 loss per share in the fourth quarter of 2017.

For the three-month period ended November 30, 2018, operating activities generated cash of $3,678,000 compared to $1,958,000 in the comparable period of Fiscal 2017.

In the fourth quarter of Fiscal 2018, changes in operating assets and liabilities had a positive impact on cash flow of $1,946,000. These changes include an increase of $4,933,000 in accounts payable and accrued liabilities and a decrease in accounts receivable of $815,000, which were mainly offset by a $3,297,000 increase in inventories. These changes are related to the increase in our commercial activities.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(In thousands of Canadian dollars)

	Three-month periods ended November 30		Year-ended November 30
	2018	2017	2018	2017	2016
Net (loss) profit	(1,293)	(4,216)	(6,013)	(18,450)	410
Add (deduct)
Depreciation and amortization	2,244	480	5,507	1,992	2,108
Finance costs	1,737	713	3,931	7,690	2,993
Finance income	(362)	(94)	(791)	(338)	(104)
Income tax (recovery) expense	—	—	(1,662)	—	639
Share-based compensation for stock option plan	225	194	1,097	1,015	563
Write-down of inventories	48	1,036	190	1,144	(36)

Adjusted EBITDA	2,599	(1,887)	2,259	(6,947)	6,573

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at http://www.gowebcasting.com/9872. Audio replay of the conference call will be available two hours after the call’s completion until March 8, 2019, by dialling 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 9488739.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the development of our products in the United States, the approval of Trogarzo® in Europe and the launch of a new formulation in the United States.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of EGRIFTA® and Trogarzo® will continue to grow in the United States, no untowards side-effects will be discovered from the long-term use of our products, the European Commission will approve Trogarzo® for commercialization in Europe, and, if approved, Trogarzo® will be accepted for use by healthcare professionals, patients and payors, and the manufacturing validation of the new formulation will be completed this year.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. Some of those risks include a decrease in sales of EGRIFTA® or Trogarzo® during the 2019 fiscal year, a recall of a product, the issuance of an order or decision by a regulatory authority negatively affecting the commercialization of our products, the non-approval of Trogarzo® by the European Commission and our incapacity to complete the manufacturing validation of the new formulation.

We refer potential investors to the “Risk Factors” section of our Annual Information Form dated February 20, 2019 for additional risks and uncertainties regarding our business. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800 ext. 236